

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 22, 2016

Stuwart J. Black
Principal Accounting Officer
Public Service Enterprise Group, Inc.
80 Park Plaza
Newark, New Jersey 07102

> **Re:** **Public Service Enterprise Group Incorporated**
> **Form 8-K Dated July 29, 2016**
> **Filed July 29, 2016**
> **File No. 1-09120**

Dear Mr. Black:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Exhibit 99

PSEG Power

1. In your next earnings release, please provide a more substantive, and concise, discussion of how Adjusted EBITDA is useful to investors. Please provide us with your proposed changes in your response letter.

Attachment 12

Consolidated Operating Earnings Reconciliation

2. Please revise your next earnings release to begin your reconciliations with GAAP net income rather than "operating earnings." See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016. Also, clearly identify operating earnings as a non-GAAP measure.

<u>PSEG Power Adjusted EBITDA Reconciliation</u>

3.   We note that you exclude major maintenance expense at Power's fossil generation facilities from Adjusted EBITDA. Please explain to us why this is not a normal, recurring, cash operating expense necessary to operate your business. See Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Robert Babula, Staff Accountant at (202) 551-3339, or Christine Adams, Staff Accountant at (202) 551-3363 with any questions.

                                                Sincerely,

                                                /s/ James Allegretto

                                                James Allegretto
                                                Senior Assistant Chief Accountant